82-2142

BTRsec/RLS Admin/Letters/2003/00012

invensys

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
USA

03003990

10 February 2(

RECEIVED
FEB 20 2003
181

SUPPL

Dear Sirs,

12g3 - 2 (b) Exemption

In accordance with the Company's exemption from disclosure requirements under Rule 12g3 – 2 (b) of the 1934 Securities Exchange Act please find enclosed a notification released to the London Stock Exchange concerning Major Interests in Shares.

Yours faithfully,

Rachel Spencer
Deputy Secretary
Invensys plc
Tel: 0207 821 3749
Fax: 0207 821 3884
Email: rachel.spencer@invensys.com

Copy to: Mr. B. Mangino
Mr. M. Downing

PROCESSED
MAR 10 2003
THOMSON FINANCIAL

dlw 3/3

Invensys plc Carlisle Place London SW1P 1BX United Kingdom
Telephone +44 (0)20 7834 3848 Facsimile +44 (0)20 7834 3879 www.invensys.com

SEC No 82 - 2142

"emailalert@hemscott.co.uk" <emailalert
07/02/2003 11:44

To: "venetia.brown@invensys.com" <venetia.brown@invensys.com>
cc:
Subject: News Alert: Invensys PLC - Holding(s) in Company

This Email News Alert service is brought to you by Invensys and http://www.hemscott.net

RNS Number:2097H
Invensys PLC
07 February 2003

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Invensys plc

2) Name of shareholder having a major interest

The Capital Group Companies, Inc.

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Notice is given by The Capital Group Companies, Inc. on behalf of its affiliates, including Capital Research and Management Company, Capital Guardian Trust Company, Capital International SA, Capital International, Inc and Capital International Limited. These holdings form part of funds managed on behalf of investment clients.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Capital Guardian Trust Company:	
Bank of New York Nominees	131,200
Chase Nominees Limited	5,017,300
Nortrust Nominees	1,692,200
Capital International Limited:	
State Street Bank & Trust Co	1,097,500
Nortrust Nominees	12,856,509
Bank One London	648,600
Mellon Nominees (UK) Limited	633,000
KAS UK	140,400
Northern Trust AVFC	1,120,800
Mellon Bank NA	2,223,900
Deutsche Bank AG	3,855,600
State Street Nominees Limited	1,042,800
Citibank London	527,100
HSBC Bank plc	4,282,200
Bankers Trust	10,726,900
Midland Bank plc	1,281,000
Chase Nominees Limited	19,117,728
Northern Trust	1,077,864
Bank of New York Nominees	29,593,295
Morgan Guaranty	1,698,800

Capital International S.A.:

Royal Bank of Scotland	507,000
Deutsche Bank AG	171,400
Citibank NA	111,800
State Street Bank & Trust Co	261,200
Midland Bank Plc	49,000
Chase Nominees Limited	2,560,100
Lloyds Bank	158,200

Capital International, Inc.:

HSBC Bank plc	133,300
Chase Manhattan Nominee Ltd	64,700
State Street Bank & Trust Co.	100,497
Citibank	135,000
Citibank London	321,700
Chase Nominees Limited	11,640,700
Bank of New York Nominees	1,678,500
State Street Nominees Ltd	8,413,100
Nortrust Nominees	652,300
Citibank NA	1,069,900

Capital Research and Management Company:

State Street Nominees Limited	7,278,500
Chase Nominees Limited	100,021,500

5) Number of shares/amount of stock acquired

6) Percentage of issued class

7) Number of shares/amount of stock disposed

8) Percentage of issued class

9) Class of security

Ordinary shares of 25p each

10) Date of transaction

5 February 2003

11) Date company informed

7 February 2003

12) Total holding following this notification

234,093,093

13) Total percentage holding of issued class following this notification

6.69% (3.07% of which held by Capital Research and Management Company)

14) Any additional information

15) Name of contact and telephone number for queries

Victoria Scarth, Senior Vice President, Group Marketing and Communications 020 78213538

16) Name of company official responsible for making this notification

Emma Sullivan, Assistant Secretary

Date of notification: 7 February 2003

END

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